WWW.BAKERDONELSON.COM

MICHAEL K. RAFTER

Direct Dial: 404-443-6702

Direct Fax: 404-238-9626

E-Mail Address: mrafter@bakerdonelson.com

October 29, 2009

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

Washington, DC 20549

Re:	The GC Net Lease REIT, Inc.
Amendment No. 2 to Form S-11
File No. 333-159167
Filed September 25, 2009

Dear Ms. Garnett:

On behalf of our client, The GC Net Lease REIT, Inc. (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-11 filed on May 12, 2009. This letter includes our response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Kevin Shields of the Company dated October 21, 2009 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. Any revisions noted will be made in Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11, which we expect to be filed with the Commission on the date of this letter. Your prompt attention to these final matters is greatly appreciated.

Our Real Estate Investments, page 43

1. We note your response to comment 6 of our letter dated September 11, 2009. Please explain to us why the Griffin affiliates’ basis of $36 million plus the outstanding mortgage debt of $34.16 million is greater than the total valuation assigned to the properties of $54.36 million.

RESPONSE: In response to this comment and after further discussions with management of the Company, we revised this disclosure to note that, at the time of the contribution transactions, the total amount invested by the Griffin affiliates in the properties was (i) approximately $16.7 million in the Renfro property, which includes the original cost to the Griffin affiliates of approximately $11.1 million, approximately $3.2 million in tenant equity contributions which contributions were paid back to the tenant by the Griffin affiliates over the initial ten years of the holding period and approximately $2.4 million in renovation and capitalized refinancing expenses, and (ii) approximately $28.9 million in the Chicago Bridge & Iron property, which includes the original cost to the Griffin affiliates of approximately

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 29, 2009

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$15.2 million, approximately $5.5 million in tenant equity contributions also which contributions will be paid back to the tenant by the Griffin affiliates over the initial ten years of the holding period and approximately $8.2 million in renovation and capitalized refinancing expenses. The total cost basis of the Griffin properties amounts to approximately $45.6 million. The difference of approximately $8.76 million between the total assigned valuation of $54.36 million and the total basis of approximately $45.6 million represents the net gain associated with the Renfro property and the Chicago Bridge & Iron property since acquired by the Griffin affiliates in 1998 and 2001, respectively.

Please note that there is no relationship between our client’s basis in the Griffin properties and the valuation of these properties. Therefore, any attempt to add the basis of the properties to the current outstanding debt to determine or approximate value is improper and any comparison of that sum to the total valuation assigned the properties is meaningless. We respectfully request that you clear this comment.

Our Acquisition Indebtedness, page 47

2. Please tell us and disclose whether you were in compliance with all covenants regarding both the Renfro and Chicago Bridge & Iron mortgages as of June 30, 2009.

RESPONSE: In response to this comment, we note that the Company and its subsidiaries were in compliance with all covenants regarding the Renfro and Chicago Bridge and Iron mortgages as of June 30, 2009. We have disclosed such fact in the “Our Real Estate Investments – Our Acquisition Indebtedness” section in the prospectus. We respectfully request that you clear this comment.

The Advisory Agreement, page 70

3. We note your response to comment 8 that “certain of our officers” will have their salaries reimbursed by you. Please revise to identify the officers whose salaries you will reimburse to the advisor. In addition, to the extent that you reimburse the advisor for wages, salaries and other forms of compensation to your officers, please confirm that you will disclose these amounts in your annual reports as required by Item 402 of Regulation S-K.

RESPONSE: In response to this comment, we revised the disclosure in the “Management – The Advisory Agreement” section of the prospectus to identify the officers whose salaries the Company may reimburse to its advisor. If the Company does reimburse its advisor for such officer salaries, the Company hereby represents that it will disclose such amounts in its annual reports, as required by Item 402 of Regulation S-K. We respectfully request that you clear this comment.

Plan of Operation

Summary of Critical Accounting Policies

Income Taxes, page 95

4. Please update your disclosure to indicate that your taxable REIT subsidiary had not commenced operations as of December 31, 2008.

RESPONSE: In response to this comment, we revised the disclosure to note that the Company’s taxable REIT subsidiary had not commenced operations as of the date of the prospectus. We respectfully request that you clear this comment.

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

October 29, 2009

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Unaudited Pro Forma Condensed Consolidated Balance Sheet

Notes to Consolidated Financial Statements

Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations

Adjustments b. and c., page F-45

5. It appears that the inclusion of asset management fees and property management fees are not directly attributable to the contribution of properties to you. Please tell us why you have included such adjustments in your pro forma statement of operations or amend to eliminate these adjustments in your next amendment.

RESPONSE: Per our discussion with Mr. Woody, Accounting Branch Chief, with respect to the asset management fees and property management fees attributable to the contribution of the Griffin properties, this comment has been waived by the Division. As such, we respectfully request that you clear this comment.

Part II. Information Not Required in Prospectus

Item 30. Quantitative and Qualitative Disclosures about Market Risk, page II-1

6. The disclosure states that you have no debt as of the date of this registration statement. We note, however, that as of June 18, 2009, you assumed mortgages related to the Renfro and Chicago Bridge & Iron properties. Please revise this disclosure to reflect your current debt. In addition, please relocate this disclosure to the prospectus rather than Part II of the registration statement, as required by Form S-11.

RESPONSE: In response to this comment, we removed the disclosure from Part II of the registration statement. We note that the Company’s current debt is already disclosed in the “Our Real Estate Investments – Our Acquisition Indebtedness” section in the prospectus. We respectfully request that you clear this comment.

Sincerely,

/s/ Michael K. Rafter

cc:	Duc Dang
Kevin Woody
Kevin A. Shields